Exhibit 99.2

Fulton Bancshares Corporation

100 Lincoln Way East, McConnellsburg, PA  17233

November 14, 2005

Dear Shareholder,

For the Third Quarter of this year, Fulton Bancshares Corporation (“Company”) recorded net income of $(99 thousand), $(0.20) per diluted share, compared to net income of $306 thousand, $0.62 per diluted share, for the same period last year.  For the first nine months of this year, the Company recorded net income of $(114 thousand), $(0.23) per diluted share, compared to net income of $563 thousand or $1.14 per common share for the same period one year ago.

Total assets have declined from $141.8 million at December 31, 2004 to $139.4 million at September 30, 2005.  The major changes in the balance sheet is the migration of funds from loans recorded net of the allowance for loan and lease losses, which declined from $92.6 million to $81.6 million, to investment securities, which increased from $19.0 million to $32.4 million over the same period.

The loss for the Quarter reflects this migration of funds from loans to investment securities, which do not return the same level of income to the Company.  The loss also reflects the continued expense of bringing the Company and its subsidiary, The Fulton County National Bank and Trust Company (“Bank”), into compliance with the consent orders issued by the Office of the Comptroller of the Currency (“OCC”) and the Federal Reserve Bank of Philadelphia(“Consent Orders”).  Your Board and management team spent this Third Quarter systematically addressing many of the provisions of the Consent Orders, and believe that substantial progress has been made in resolving the issued addressed in the Consent Orders.

I would like to mention one area that affects you.  In August, the Board completed a strategic planning exercise to examine the opportunities and challenges facing the Company.  In doing so, the Board and management focused on what the Company means to all of its constituencies and developed the following mission statement:

“Fulton Bancshares Corporation and its subsidiary, Fulton County National Bank and Trust Company, will build shareholder value as a strong community bank through solid, steady growth created through:

•                  Understanding deeply our customers’ banking needs

•                  Providing them with banking services they want with the quality they deserve

•                  Serving our customers with engaged, enthusiastic, appreciated staff

•                  Supporting the Communities in which we reside

•                  Doing so in a manner in which we can be proud.”

Our goal is to build shareholder value.  We will do so by attending to our customers, our people and our communities.   The Company’s first priority is completing the work required to resolve the issues that led to the Consent Orders.  Once that work is done, then we need to demonstrate that the changes will be permanent.  Until then the Company will be under the scrutiny of all of our constituencies – including you, our shareholder.

The Company has strength to build upon.  Specifically, the Company’s capital remains strong.  The Consent Orders imposed significant requirements on the Company to maintain much higher than typical capital ratios, and, at the end of the Third Quarter, the Company’s leverage ratio was 11.05% compared to the minimum required by the Consent Order of 10.00% (and a typical minimum of 4.00%) and its Tier 1, risk-based capital ratio was 18.13% compared to the minimum required by the Consent Order of 14.00% (and a typical minimum of 4.00%).

Again, I should remind you that the Company will not be able to resume the dividend payment until given approval by the Federal Reserve and the OCC.  We cannot predict when such approval might be given.

Your Board, management and staff continue to make significant progress, but we have extensive work remaining.  As I said in last quarter’s Shareholder Letter, we cannot now predict when we will complete this effort.

Thank you for your continued support.  If you have any questions, please call.

George W Millward
Interim President and CEO

FULTON BANCSHARES CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

($ 000 omitted )

	September 30,	December 31,
	2005	2004
	(Unaudited)	(Audited)
ASSETS
Cash and due from banks	$3,739	$12,809
Interest-bearing deposits in other banks	364	55
Federal funds sold	8,250	3,500
Cash and cash equivalents	12,353	16,364

Investment securities available for sale	32,405	18,985
Federal Reserve, Atlantic Central Bankers Bank and Federal Home Loan Bank stocks	1,052	1,207
Loans, net of reserve for loan losses 2005-$1,903; 2004-$1,828	81,617	92,649

Premises and equipment	3,522	3,596
Cash surrender value of life insurance	5,572	5,430
Accrued interest receivable	566	660
Real estate owned other than premises	700	1,534
Other assets	1,570	1,332

Total assets	$139,357	$141,757

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest bearing	$17,740	$16,524
Interest bearing	89,769	93,097
	107,509	109,621

Other borrowed funds	15,000	15,000
Accrued interest payable	247	243
Other liabilities	1,456	1,375
Total liabilities	124,212	126,239

Stockholders’ Equity
Common stock: par value $.625 per share; 4,000,000 shares authorized; 495,000 shares issued	309	309
Additional paid-in capital	2,051	2,051
Retained earnings	13,112	13,226
Accumulated other comprehensive income (loss)	(238)	21
Treasury stock; shares at cost- 2,210	(89)	(89)
Total stockholders’ equity	15,145	15,518
Total liabilities and stockholders’s equity	$139,357	$141,757

The Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

FULTON BANCSHARES CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED

($ 000 omitted except per share)

Three Months Ended September 30,			Nine Months Ended September 30,
2005	2004		2005	2004
				(As Restated)
		Interest Income
$1,423	$1,590	Interest and fees on loans	$4,396	$4,769
		Interest and dividends on investment securities:
66	70	Other U.S. Government agencies	194	214
147	18	Mortgage-backed securities	430	59
52	52	Obligations of state and political subdivisions- tax exempt	156	156
0	152	FNMA and FHLMC preferred stock	0	463
12	(7)	Other interest and dividends	26	8
93	5	Interest on federal funds sold	154	5
1,793	1,880	Total interest income	5,356	5,674

		Interest Expense
508	489	Interest on deposits	1,468	1,503
0	0	Interest on federal funds purchased	0	0
227	228	Interest on other borrowed money	674	678
735	717	Total interest expense	2,142	2,181

1,058	1,163	Net interest income before provision for loan losses	3,214	3,493

80	0	Provision for Loan Losses	167	261

978	1,163	Net interest income after provision for loan losses	3,047	3,232

		Other Income
46	40	Service charges on deposit accounts	125	130
42	44	Other service charges and fees	136	115
59	59	Earnings-Cash surrender value of life insurance	177	184
1	3	Trust services	3	4
0	(6)	Gain (loss) on sale of investment securities	0	4
0	(7)	Gain (loss) on sale of OREO property	19	5
2	1	Other income	16	24
150	134	Total other income	476	466

		Other Expenses
486	354	Salaries, fees and employee benefits	1,403	1,267
214	207	Net occupancy expense of bank premises and furniture and equipment expense	618	624
267	84	Professional and loan-related fees	722	200
69	70	Data processing	226	206
49	12	FDIC insurance premiums	147	20
244	277	Other expenses	735	790
1,329	1,004	Total other expenses	3,851	3,107

(201)	293	Income (loss) before income taxes	(328)	591
(102)	(13)	Applicable income tax (benefit)	(214)	28

$(99)	$306	Net income (loss)	$(114)	$563

$(.20)	$.62	Earnings (loss) per common share	$(.23)	$1.14
$0	$.27	Cash dividends declared per share	$0	$0.73

The Notes to Condensed Consolidated Financial Statements are an integral part of these statements.